                                        FILED PURSUANT TO RULE 424(B)(3) OF THE
                         RULES AND REGULATIONS UNDER THE SECURITIES ACT OF 1933
                                           REGISTRATION STATEMENT NO. 333-99569

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 2, 2003)



                                 $250,000,000

                             METALDYNE CORPORATION

                    11% SENIOR SUBORDINATED NOTES DUE 2012



     This prospectus supplement, together with the prospectus, is to be used by any Broker-Dealer Subsidiary of Credit Suisse First Boston LLC in connection with offers and sales of the previously issued securities described therein in market-making transactions.

     There is no public market for the senior subordinated notes and none is expected to develop for any notes offered by this prospectus supplement, together with the prospectus, for the foreseeable future.

     Investing in the notes involves substantial risks. See "Risk Factors" beginning on page 3 of the attached prospectus to read about factors that you should consider before buying the notes.










          The date of this prospectus supplement is October 14, 2003.

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================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM 8-K

                                 CURRENT REPORT

               PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

                                OCTOBER 14, 2003
               Date of Report (Date of earliest event reported)

                             METALDYNE CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                    001-12068               38-2513957
(State or other jurisdiction of   (Commission file number)     (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                  47659 HALYARD DRIVE, PLYMOUTH, MICHIGAN 48170
                    (Address of principal executive offices)

                                 (734) 207-6200
              (Registrant's telephone number, including area code)


                                 NOT APPLICABLE
          (Former name or former address, if changed since last report)

================================================================================

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ITEM 9. REGULATION FD DISCLOSURE.

     The following information is being made available to certain persons.

     Based upon preliminary information available to Metaldyne, Metaldyne estimates that its sales for the third quarter of 2003 will be approximately $346 million, as compared with approximately $352 million for the comparable period of 2002. Third quarter 2003 sales were negatively impacted by significantly lower production volume by Metaldyne's largest customers, particularly the "Big 3" domestic automakers. Metaldyne estimates that its operating profit for the third quarter of 2003 will be in the range of approximately $6.3 to $8.0 million, as compared with $15.8 million for the comparable period of 2002, and that its EBITDA for the third quarter of 2003 will be approximately $31 to $33 million, as compared with $39.4 million for the comparable period of 2002. This decline in Metaldyne's results is primarily attributable to approximately $2 million in higher steel costs, approximately $1 million related to the massive power outages in August 2003, $2 million related to lower sales volumes and $1.1 million in incremental lease expense incurred related to recent sale leaseback transactions. In addition to the foregoing impacts on operating margins, Metaldyne also incurred approximately $2.7 million in expenses in the third quarter of 2003 related to severance paid to a former executive ($1.3 million) and the shutdown of the Bedford Heights facility (the balance). This compares with approximately $1.1 million of expenses in the third quarter of 2002 relating to the restructuring of the European Engines business. The entire difference between Metaldyne's EBITDA and operating profit is attributable to depreciation and amortization. Metaldyne's operating profit and EBITDA are subject to variation based upon a number of factors and calculations which have only been done on a preliminary basis. Excluding the non-cash amortization of Metaldyne's subordinated debentures, Metaldyne's debt balances at September 30, 2003 remained approximately the same as the end of the second quarter of 2003.

     The foregoing results are preliminary and subject to revision based upon Metaldyne's review and the review of Metaldyne's independent accountants of third quarter results. No assurances can be given that, upon completion of Metaldyne's review, Metaldyne will not report materially different financial results than those set forth above. EBITDA-related information is presented because Metaldyne believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. EBITDA is the financial performance measure used by Metaldyne's Chief Executive Officer, Chief Financial Officer and management to evaluate Metaldyne's operating performance.

     In addition, the following information regarding the New Castle joint venture is based upon 2002 results provided by DaimlerChrysler. Comparable detailed financial information for any period subsequent to December 31, 2002 has not been made available to Metaldyne, but, as discussed below, the New Castle joint venture preliminary results for the nine months ended September 30, 2003 are significantly lower than those for 2002. For the nine months ended September 30, 2003, sales at the New Castle joint venture were approximately $318.8 million, as compared with $350.7 million for the comparable period of 2002. These sales figures are not adjusted for any operational adjustments of the type set forth in Metaldyne's report on Form 8-K dated May 8, 2003 (the "May 8-K"). At this time, Metaldyne has not been supplied with sufficient information to make a comparable pro forma presentation to that in the May 8-K. In addition, since the beginning of 2003, the items referred to as SG&A expense adjustments in the May 8-K have been recorded as actual SG&A expenses. Based on available information, Metaldyne believes that New Castle's unadjusted operating loss for the first nine months of 2003 was approximately $(27.2) million, which would compare with an unadjusted operating loss of approximately $(18.6) million for the full year (not nine months) of 2002 (but adjusted, in the case of the 2002 data, for the SG&A expenses referred to above to provide for comparability). The nine month operating loss information is based on data supplied by DaimlerChrysler, but has not been verified by any third party. Metaldyne believes that 2003 results are negatively impacted relative to 2002 by declines in sales, an unusually large number of new vehicle launches such as the LX, CS and HB series of DaimlerChrysler cars and a non-cash write-off of obsolete tooling. There may be other negative impacts on New Castle's EBITDA results relative to 2002 not specified above due to the absence of comparable information. The nine month operating loss information is based on data supplied by DaimlerChrysler, but has not been verified by any third party. If the adjustments were applied to the 2003 information of the type applied to the 2002 information in the May 8-K, differing sales mix, labor mix and other variables would affect the extent of the adjustments. While Metaldyne believes that the adjustments to the 2003 information would be proportionate or comparable, as applicable, Metaldyne cannot provide any such assurance without the benefit of detailed information from DaimlerChrysler. As to the effect of operational changes previously disclosed by Metaldyne for 2002, there would be variations based on sales mix, labor mix and other factors if applied to the third quarter of 2003. All of the above information is preliminary and subject to revision upon further review and/or audit. There can be no assurance that there will not be material changes in information relating to the joint venture.

     The information furnished in this Item 9 (which is being furnished under Item 12) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     See Item 9.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: October 14, 2003


                                 METALDYNE CORPORATION


                                 By: /s/ Jeffrey M. Stafeil
                                     -------------------------------------------
                                 Name:  Jeffrey M. Stafeil
                                 Title: Executive Vice President
                                        and Chief Financial Officer